
November 10, 2023

Robert J. Lange
Chief Operating Officer and General Counsel
Highlands REIT, Inc.
1 South Dearborn Street, 20th Floor
Chicago, Illinois 60603

>   **Re: Highlands REIT, Inc.**
>   **SC TO-I/A filed November 8, 2023**
>   **File No. 005-89603**

Dear Robert J. Lange:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I/A filed November 8, 2023; Offer to Purchase

General

1.   We note your response to prior comment 1 but continue to have concerns. Please revise your price range to be narrower (e.g., such that the high end of the price range is no more than 20% of the low end of the price range) to establish compliance with your disclosure requirements under Item 4 of Schedule TO and in particular, Item 1004(a)(1)(ii) of Regulation M-A.

Conditions of the Offer, page 21

2.   We note your response to prior comment 7 and reissue the comment with regard to the last bullet on page 21.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690, Christina Chalk at 202-551-3263 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions